Exhibit 21.1

Subsidiaries of Markland Technologies, Inc.

Markland’s Wholly-Owned Subsidiaries

1.	Ergo Systems, Inc., a Virginia corporation, doing business as Ergo Systems, Inc.
2.	Science & Technology Research, Inc., a Maryland corporation, doing business as Science & Technology Research, Inc.

Markland’s Majority Owned Subsidiary

1.	Technest Holdings, Inc., a Nevada corporation, doing business as Technest Holdings, Inc.